[LETTERHEAD OF PAUL HASTINGS LLP]

(212) 318-6063

thomaspeeney@paulhastings.com

November 4, 2011	77843.00003

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                               Brookfield Investment Funds
File Nos.:  333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

This letter responds to your comments communicated to the undersigned telephonically on Friday, October 28, 2011, with respect to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), a series trust consisting of four series of underlying portfolios (each, a “Fund,” and collectively, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2011 (SEC Accession No. 0001104659-11-054759).

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1.          You noted that, in connection with our letter to you dated October 4, 2011, containing the Trust’s responses (the “Response Letter”) to your Comments 9, 15, 20 and 23 that were included in your correspondence to the undersigned dated June 16, 2011 (the “Comment Letter”), with respect to the initial filing of the Registration Statement on May 18, 2011 (SEC Accession No. 0001104659-11-030007), each Fund represented that the Adviser, or an affiliate, is expected to own, shortly following the commencement of operations, a significant amount of the Fund’s shares above that which is required to “seed” the Funds (the “Adviser’s Investment”) in accordance with Section 14(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).  You have requested that the Trust clarify for the Commission staff whether the Adviser’s Investment will be made in cash or in-kind with securities, including whether such investment would include monies from a collective investment vehicle.  In addition, you have requested that, in addition to the existing risk disclosure, the Trust consider adding disclosure to describe the purpose or rationale for the Adviser’s Investment by the Adviser Investor.

Response 1.          The Trust states that the Adviser’s Investment would only be made in cash following the commencement of operations of the Funds, after the Registration Statement has been declared effective, and would not include monies for investment by a collective investment vehicle.  With respect to the addition of disclosure to describe the purpose or rationale for the Adviser’s Investment, the Trust has revised its disclosure for each Fund as follows:

“The Adviser Investment will be made, among other reasons, to enable the Fund to reach critical mass in a shorter period of time thus allowing the Fund to implement the portfolio investment objectives and strategies more efficiently.”

In addition, the Trust represents that, to the extent applicable, the annual update to the Registration Statement pursuant to Rule 485(b) of the Securities Act of 1933, as amended, would reflect the control persons and principal holders of any class of each Fund’s securities in accordance with Item 18 of Form N-1A.

Comment 2.          You have requested that, in connection with the Trust’s response contained in the Response Letter to your Comment 26 of the Comment Letter, the Trust explain the circumstances regarding the liquidation and dissolution of Helios Select Fund, Inc. (the “Company”), an open-end management investment company that was organized as a Maryland corporation on October 27, 1998. You acknowledged that the Company subsequently ceased to be an investment company pursuant to an order by the Commission under Section 8(f) of the 1940 Act, entered on February 24, 2010.

Response 2.          The Trust states that, at meetings of the Board of Directors (the “Board”) of the Company held on December 22, 2008, and March 26, 2009, the Board, upon the recommendation of the Company’s investment adviser, Hyperion Brookfield Asset Management, Inc. (n/k/a Brookfield Investment Management Inc.) (“HBAM”), determined that it was advisable to liquidate the Company’s series of three underlying portfolios (the “Helios Open-End Funds”).  In making this determination, the Board carefully considered several factors, including, among other things, current market conditions, the Helios Open-End Funds’ current net asset levels, and their prospects for future asset growth.  On May 29, 2009, the Helios Open-End Funds’ stockholders approved, via proxy vote, the liquidation of each of the Helios Open-End Funds and the return to all stockholders of the value of their investment as of the date of the liquidation.  The definitive proxy statement on Schedule 14A, soliciting stockholder approval for such liquidation, was filed with the Commission on May 1, 2009 (SEC Accession No. 0001193125-09-95590).

The Trust notes that, as background, effective July 29, 2008, HBAM became the investment adviser to the Helios Open-End Funds.  The Helios Open-End Funds were previously managed by Morgan Asset Management, Inc. (“MAM”).  On July 11, 2008, the Helios Open-End Funds’ stockholders approved, via proxy vote, the selection of HBAM as the new investment adviser to the Helios Open-End Funds and elected a new Board of Directors of the Company. The definitive proxy statement on Schedule 14A, soliciting stockholder approval of HBAM to assume management of the Company and the Helios Open-End Funds replacing MAM, was filed with the Commission on May 21, 2008 (SEC Accession No. 0000898432-08-000504).

Comment 3.          Principal Investment Strategies — You noted that for each of the Brookfield Global Listed Real Estate Fund, Brookfield Global Listed Infrastructure Fund and Brookfield Global High Yield Fund (the “Global Funds”), the Prospectus disclosure reflects that at least 40% of the Global Funds’ net assets (plus the amount of borrowing for investment purposes) will be invested in publicly traded securities of issuers whose “primary operations” or principal trading market is in a foreign market.  You have requested that the Global Funds define the use of the term “primary operations” in the Prospectus disclosure.

Response 3.          The Prospectus disclosure has been revised to include the definition of the use of the term “primary operations” in the Principal Investment Strategies of the

Global Funds.  The Global Funds consider an issuer’s “primary operations” to be in a foreign market if the issuer:  (i) is organized under the laws of that country; or (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, services performed, or has at least 50% of its assets located within that country.

Statement of Additional Information

Comment 4.          Investment Strategies and Risks — The disclosure in the second paragraph on page 1 of the SAI provides a general discussion of the economic crisis that continues to impact the U.S. economy, and provides an overview of certain of the actions taken by governmental and regulatory bodies in response to the crisis.  You have requested that the Trust consider removing this paragraph from the SAI and replacing it in the statutory Prospectus.

Response 4.          The disclosure in the statutory Prospectus in the section entitled “Additional Information About the Funds’ Investment Objectives, Investment Strategies, and Related Risks” has been revised to include the paragraph that was removed from the SAI regarding the economic crisis.

Comment 5.          Investment Strategies and Risks — You noted that certain disclosure was added under the description of the Funds’ use of derivatives to include swap transactions.  You have requested that, in the event that the use of swaps is a principal investment strategy of the Funds, additional disclosure should similarly be added to the Prospectus.

Response 5.          The Trust states that the use of swap transactions will be a principal investment strategy of the Funds.  The Trust has added enhanced disclosure regarding the Funds’ use of swap transactions consistent with its disclosure obligations in light of the recently released observations from the Commission’s Division of Investment Management: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 6.          Investment Restrictions — Investment restrictions 12 and 13, respectively, provide as follows: (i) no Fund may purchase illiquid investments if more than 15% of the total assets of the Fund would be invested in illiquid investments; and (ii) no Fund may purchase restricted securities if more than 15% of the total assets of the Fund would be invested in restricted securities.  You have requested that the Trust clarify that investment restrictions 12 and 13 are not mutually exclusive, so that the 15% limitation on both illiquid investments and restricted securities is in the aggregate.

Response 6.          The disclosure in the SAI in the section entitled “Investment Restrictions” has been revised to consolidate investment restrictions 12 and 13, and to include a new investment restriction 12 as follows:

“12.         No Fund may invest, in the aggregate, more than 15% of its net assets (plus the amount of any borrowing for investment purposes) in illiquid securities.  For purposes of this restriction, these securities include securities which are restricted from public sale, securities for which market quotations are not readily available, and repurchase agreements maturing or terminable in more than seven days.  Securities freely saleable among qualified institutional investors pursuant to Rule 144A under the 1933 Act (“Rule 144A Securities”), and as adopted by the SEC, may be treated as liquid if they satisfy liquidity standards established by the Board.  The continued liquidity of such securities is not as well assured as that of publicly traded securities, and accordingly, the Board will monitor their liquidity.”

Other Information

Comment 7.          You noted that in response to Item 28 of Form N-1A, the Registration Statement reflected that “Initial Capital Agreements” would be filed by amendment as “exhibit (l).”  You have requested that the Trust describe the nature of such “Initial Capital Agreements.”

Response 7.          The Trust will file with Pre-Effective Amendment No. 2 to the Registration Statement a conformed copy of the duly executed Purchase Agreement (the “Purchase Agreement”) by and between the Trust, on behalf of each of the Funds, and the Adviser.  The Purchase Agreement reflects the initial capitalization (the “Seed Capital”) of the Trust as part of its initial registration with the Commission, pursuant to the requirements of Section 14(a) of the 1940 Act.  The Trust acknowledges that the redemption of the Seed Capital is subject to the requirements of Section 14(a) of the 1940 Act.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for PAUL HASTINGS LLP

TDP

cc/	Brian F. Hurley, Esq. — Brookfield Investment Management Inc.